January 19, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:        Medora Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed December 10, 2010
              File No. 333-169280

Dear Mr. Owings:

By the letter dated January 3, 2011, the staff (the "Staff," "you," or "your") of the United States Securities & Exchange Commission (the "Commission") provided the Company with its comments on the Company's Registration Statement (the "Registration Statement") on Amendment No. 2 to the Form S-1 filed on December 10, 2010. Set forth below are the Company's responses to the Staff's comments.  For your convenience, the questions are listed below, followed by the Company's response.

General
  Please revise to provide updated financial statements and related financial information throughout your filing. Please refer to Rule 8-08 of Regulation S-X.

  Answer: Updated financial statements and related financial information has been provided throughout the document.

Definitions, page 6
  We note the revisions to your registration statement in response to comment two in our letter dated November 8, 2010, including the addition of a "Definitions" section. In lieu of creating a definition section, please revise your disclosure so that the meanings of terms are clear from their context. Refer to Securities Act Rule 421(b)(3) and Updated Staff Legal Bulletin No. 7 (June 7, 1999), Question and Answer 2.

  Answer: Our disclosure has been amended as advised.

Management's Discussion and Analysis of Financial Condition and Results...page 17
  We note that you have provided repetitive disclosure throughout your prospectus. By way of example only, your disclosure beginning on page 19, the last full paragraph, is identical to your disclosure beginning on page 25. Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus. Accordingly, revise your disclosures so that they are consistent but not identical and repetitive. Please refer to the note to Securities Act Rule 421(b).

  Answer: The identical and repetitive disclosures have been changed as requested.

Plan of Operations, page 18
  Please update the status of your planned operational steps as the dates for some of your objectives have passed.

  Answer: The section has been revised as requested.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

CRAIG MCKENZIE
Craig McKenzie, President and CEO